October 10, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thornburg Income Builder Opportunities Trust

File No. 811-23600

Ladies and Gentlemen:

On behalf of Thornburg Income Builder Opportunities Trust (the “Trust”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act), are the following:

1.	A copy of the Fidelity Bond for the Thornburg Income Builder Opportunities Trust in the amount of $1,000,000 (the “Bond”); and

2.

A copy of the resolutions, attached hereto as Appendix A, approved at the September 2, 2025 meeting of the board of trustees of the Trust at which a majority of the trustees who are not “interested persons” of the Trust, as defined in Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Bond and the portion of the premium to be paid by the Trust.

The annual premium was paid for the period beginning September 30, 2025 and ending September 30, 2026.

If you have any questions regarding this submission, please do not hesitate to call me at (505) 467-7246.

Very truly yours,

/s/ Molly Fisher
Molly Fisher
Chief Compliance Officer